Techpoint, Inc.

2550 N. First Street, #550

San Jose, CA 95131 USA

September 15, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Timothy Buchmiller

Re:	Techpoint, Inc. - Registration Statement on Form S-1 Registration No.: 333-219992

Acceleration Request

Requested Date:         September 19, 2017

Requested Time:        4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Techpoint, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at the Requested Time on the Requested Date or as soon thereafter as may be practicable.

The Registrant or James J. Masetti of Pillsbury Winthrop Shaw Pittman LLP may orally request via telephone call to the staff to modify or withdraw this request for acceleration.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to James J. Masetti at (650) 233-4754.

Sincerely,

Techpoint, Inc.

By:	/s/Yukiko Tegarden
Yukiko Tegarden
Chief Financial Officer